VIA EDGAR ONLY

August 5, 2015

United States Securities and Exchange Commission

Attn: Katherine Wray, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cimarron Medical, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed July 24, 2015
File No. 000-55242

Dear Ms. Wray:

Cimarron Medical, Inc. (the "Cimarron" or the "Company") provides the following response (the "Response Letter") to the comments contained in the letter (the "Comment Letter") of the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated July 30, 2015, relating to the above-referenced filing preliminary Schedule 14C (the "Filing").

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your response to prior comment 1 where you state that you have decided to not to proceed with any reincorporation merger or change of domicile at this juncture. It appears however, that section 6.3 of the merger agreement contains waivable conditions requiring you to reincorporate in Delaware and furnish to Sun BioPharma corporate documents reflecting your incorporation in Delaware. Please revise your disclosure to explain how these provisions of the merger agreement impact your plans to proceed with the merger with Sun BioPharma, in light of your decision not to proceed with the reincorporation merger.

1

Response:

On August 3, 2015, the parties to the merger agreement amended the merger agreement to remove the conditions requiring us to reincorporate in Delaware and furnish to Sun BioPharma, Inc. corporate documents reflecting our reincorporation in Delaware. We have revised the Filing to reference such amendment.

In connection with this response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Cimarron Medical, Inc.

By:	/s/ David Fuhrman
David Fuhrman
Chief Executive Officer